

Mail Stop 3233

July 2, 2018

Via Email
Mr. Robin N. Lowe
Chief Financial Officer
Front Yard Residential
c/o Altisource Asset Management Corporation
5100 Tamarind Reef
Christiansted, USVI 00820

> **Re:** **Front Yard Residential Corporation**
> **Form 10-K**
> **Filed March 1, 2018**
> **Form 8-K**
> **Filed May 8, 2018**
> **File No. 001-35657**

Dear Mr. Lowe:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed May 8, 2018

Exhibit 99.1

1. We note that you have excluded selling costs from your calculation of FFO. Please tell us why you believe this complies with the NAREIT definition of FFO, or remove the adjustment from future presentations of FFO. We further note you have excluded selling costs from your calculation of stabilized rental FFO. Please tell us why you have excluded selling costs from your calculation of this measure.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3856 with any questions.

        Sincerely,

        /s/ Shannon Sobotka

        Shannon Sobotka
        Staff Accountant
        Office of Real Estate and
        Commodities